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                                  EX-99.B.4.18

                    AETNA LIFE INSURANCE AND ANNUITY COMPANY

                                   ENDORSEMENT

This Contract and the Certificate, (as applicable), is hereby endorsed.

The term Valuation Period under GENERAL DEFINITIONS is amended to read as follows:

     The period of time for which a Fund determines its net asset value, usually from 4:15 p.m. Eastern time each day the New York Stock Exchange is open until 4:15 p.m. the next such day, or such other day that one or more of the Funds determines its net asset value.

Endorsed and made a part of the Contract and the Certificate, (as applicable).

                                     /s/ Thomas J. McInerney




                                     President
                                     Aetna Life Insurance and Annuity Company